UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,
132 Menachem Begin Road,
Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is making the following announcements:

1)	Pre IND Meeting with FDA for NT219

On October 26, 2017, the Company issued a Press Release: “Kitov Pharmaceuticals Announces Receipt of FDA’s Favorable Response to NT219’s pre-IND Meeting Package”, which is attached hereto as Exhibit 99.1.

2)	Proxy Statement of 2017 Annual General Meeting of the Shareholders

Further to the Company’s Notice of 2017 Annual General Meeting of the Shareholders of the Company to be held at the Company’s executive offices at One Azrieli Center, Round Tower, 19th Floor, Tel Aviv, Israel on Monday, December 4, 2017, at 4:30 p.m. local Israeli time (the “Meeting”), which was previously published by the Company on its website on October 27, 2017 and which the Company also furnished to the SEC on Form 6-K, as well as submitted to the Israeli Securities Authority and Tel Aviv Stock Exchange, and made available on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il, the Company has also published the Proxy Statement in connection with the Meeting, which is being furnished hereby to the SEC, and is attached hereto as Exhibit 99.2.

The Company has also published a form of the Voting Instruction Form for holders of the Company’s American Depositary Shares (“ADSs”) which will be distributed to holders of the Company’s ADSs by BNY Mellon, the Depositary of the ADS program, and which is attached hereto as Exhibit 99.3.

This report on Form 6-K, including the Proxy Statement, will also be submitted to the Israeli Securities Authority and Tel Aviv Stock Exchange, and available on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il, and will also be made available on the Company’s corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings.

Information contained on, or that can be accessed through, the Company’s website does not constitute a part of this Form 6-K, nor does it form part of the proxy solicitation materials in connection with the Meeting. The Company has included its website address in this Form 6-K solely as an inactive textual reference. The Company intends to post on its website any materials in connection with the Meeting required to be posted on such website under applicable corporate or securities laws and regulations.

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1	Press Release

99.2	Proxy Statement for 2017 Annual General Meeting of the Shareholders of Kitov Pharmaceuticals Holdings Ltd., including Voting Slip for holders of Ordinary Shares

99.3	Voting Instruction Form for holders of American Depositary Shares

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Forward-Looking Statements and the Company’s Safe Harbor Statement

Certain statements in this Report on Form 6-K are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2016 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037) and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

November 1, 2017	By:	/s/ Simcha Rock
Simcha Rock
Chief Financial Officer

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